Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended 31 March 2015	Year Ended 30 September
(Millions of dollars, except ratios)		2014	2013	2012	2011	2010
Earnings:
Income from continuing operations (1)	$634.4	$988.5	$1,042.5	$1,025.2	$1,171.6	$967.0
Add (deduct):
Provision for income taxes	193.6	366.0	322.5	305.1	390.8	321.0
Fixed charges, excluding capitalized interest	63.3	146.2	166.9	146.7	139.4	146.3
Capitalized interest amortized during the period	5.1	9.4	10.3	9.5	9.0	8.7
Undistributed earnings of equity investees	(58.1)	(76.1)	(46.4)	(54.5)	(38.9)	(29.2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1.5)	(2.8)	—	—	—	—
Earnings, as adjusted	$836.8	$1,431.2	$1,495.8	$1,432.0	$1,671.9	$1,413.8
Fixed Charges:
Interest on indebtedness, including capital lease obligations	$48.7	$121.2	$143.1	$116.0	$113.6	$121.8
Capitalized interest	23.2	33.0	28.3	31.4	23.4	14.5
Amortization of debt discount/premium and expense	3.8	3.9	2.1	10.6	5.6	5.6
Portion of rents under operating leases representative of the interest factor	10.8	21.1	21.7	20.1	20.2	18.9
Fixed charges(2)	$86.5	$179.2	$195.2	$178.1	$162.8	$160.8
Ratio of Earnings to Fixed Charges (3)	9.7	8.0	7.7	8.0	10.3	8.8

(1)

Income from continuing operations includes business restructuring and cost reduction actions of $87.8 ($59.9 after-tax) in 2015, a goodwill and intangible asset impairment charge of $310.1 ($308.8 after-tax) in 2014, and business restructuring and cost reduction plans of $231.6 ($157.9 after-tax) and $327.4 ($222.4 after-tax) in 2013 and 2012, respectively.

(2)

We are party to certain debt guarantees of equity affiliates. Since we have not been required to satisfy the guarantees, nor is it probable that we will, interest expense related to the guaranteed debt is not included in fixed charges.

(3)

The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).

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